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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For November 20, 2006


                        International Uranium Corporation
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                Suite 2101 -- 885 West Georgia Street, Vancouver,
                        British Columbia, Canada V6C 3E8
                -------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X]     Form 40-F
                                     ---                ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes               No [X]
                               ---              ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________________.


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         International Uranium Corporation
                                         ---------------------------------
                                                  (Registrant)



Date: November 20, 2006                 By: /s/  Ron F. Hochstein
      -----------------                     -----------------------------------
                                            Ron F. Hochstein, President and CEO

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                                  EXHIBIT INDEX


Exhibit Number           Description
--------------           -----------
     1                   Press Release dated November 20, 2006 IUC Shareholders
                         Approve Merger with Denison

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[IUC LOGO]                                 Suite 2101 -- 885 West Georgia Street
                                                           Vancouver, BC V6C 3E8
                                                               Tel. 604-689-7842
                                                               Fax. 604-689-4250
                                                             www.intluranium.com


PRESS RELEASE


                  IUC SHAREHOLDERS APPROVE MERGER WITH DENISON

VANCOUVER, BC... NOVEMBER 20, 2006 (IUC:TSX)... INTERNATIONAL URANIUM CORPORATION ("IUC" or the "Company") is pleased to announce that shareholders voted overwhelmingly in favour of certain matters relating to the previously announced merger with Denison Mines Inc. ("Denison") at a special meeting of shareholders held today, November 20, 2006, in Toronto.

Among matters, IUC sought shareholder approval of the issuance of 102,000,000 IUC shares to Denison shareholders as part of the plan of arrangement between the companies. Shareholders voted 99.98% in favour, which exceeded the minimum threshold of 50 percent required. IUC also sought shareholder authorization to permit the Company to change its name to Denison Mines Ltd. upon closing of the arrangement. Shareholders voted 98.4% in favour, which exceeded the minimum threshold of 66 2/3 percent required. Shareholders also approved other resolutions necessary in connection with the arrangement between IUC and Denison.

At a separate meeting held earlier today in Toronto, the Denison shareholders and option holders voted together 99.87% in favour of the plan of arrangement, and the Denison shareholders alone voted 99.86% in favour of the plan of arrangement. Both votes in favour exceeded the minimum threshold of 66 2/3 percent required for the merger to proceed.

The plan of arrangement is scheduled before the Ontario Superior Court of Justice on November 28, 2006, and provided that court's approval is obtained, the arrangement is expected to be completed on or around December 1, 2006 at which time IUC will cease trading on the Toronto Stock Exchange and commence trading as Denison Mines Ltd. under the symbol "DML."

Pursuant to the plan of arrangement, holders of Denison common shares will exchange each one of their Denison common shares for 2.88 IUC common shares. IUC shareholders will continue to hold their existing number of common shares.

Ron Hochstein, President of IUC, commented, "I would like to thank our shareholders and express my appreciation for their strong show of support. The Company has grown significantly over the past couple of years and now our merger with Denison has created the premier and only intermediate uranium producer in North America -- a very good space to be in. We will continue our aggressive growth strategy and look forward to working with the Denison team."

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Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: risks inherent in exploration activities; volatility and sensitivity to market prices for uranium and vanadium; the impact of the sales volume of uranium and vanadium; competition; reliance on income from processing uranium-bearing waste materials; the impact of change in foreign currency exchange rates and interest rates; imprecision in resource and reserve estimates; environmental and safety risks including increased regulatory burdens; changes to reclamation requirements; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks. Although IUC believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this release. IUC disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

United States investors are advised that while the term resources is recognized by Canadian regulations, SEC does not recognize that term. Investors are cautioned not to assume that all or any part of mineral deposits in this category will ever be converted into reserves.


On behalf of the Board,

Ron F. Hochstein
President and C.E.O.










              For further information, please contact Sophia Shane,
                   Corporate Communications, at 604-689-7842.